TWC Tech Holdings II Corp.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

September 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Irene Barberena-Meissner

Re:	TWC Tech Holdings II Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 4, 2020
File No. 333-240330

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TWC Tech Holdings II Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, September 10, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Adam H. Clammer
Adam H. Clammer
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Davis Polk & Wardwell LLP